SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Market Announcement

We hereby inform ours Shareholders, and the market in general, that on September 1, 2012, Provisional Measure No. 579/12 was issued, through which the extension of contracts relating to the concessions on generation and the transmission of existing electricity was authorized.

Eletrobras, as known by the market, has a large volume of concession agreements affected by this Provisional Measure. About 70% of the country's transmission assets, which are impacted by their respective contracts, belong to the Subsidiaries of Eletrobras. Similarly, about 55% of the national energy generation assets that are affected by their respective contracts, are held by its Subsidiaries.

Such contracts, if it were not for the advent of Provisional Measure No. 579/12, would expire at the end of their terms, and such circumstances were contained in the 20-F filed with the Securities and Exchange Commission - SEC and the Reference Form of the Company, filed in the Comissão de Valores Mobiliários - CVM, which thus recorded:

4.1 - Description of risk factors

Risks related to Eletrobras

Some of the Eletrobras concessions are expected to expire in 2015 and, currently, Brazilian law does not permit the renewal of such concessions, which could have an adverse effect on the operating results of Eletrobras in the event that renewals will not be obtained.

(...) Regarding the activity of generation, these concessions (which expire in 2015 or before) represented, on June 30, 2012, approximately 30.4% of the total installed capacity of Eletrobras and, in the case of the subsidiaries Eletrobras Chesf and Eletrobras Furnas, 86.8% and 38.3% of their installed capacity, respectively.

Currently, the law permits the concessions to be renewed only once. If the law is not changed, Eletrobras may not renew certain concessions and will have to participate in new auctions so they can keep these concessions and continue to operate the relevant plants. If Eletrobras cannot renew any such concessions and cannot win any of these auctions, it will lose the activities derived therefrom, which will adversely affect its financial condition and operating results. Still, there's no guarantee that the concessions, if renewed, will not provide less favorable terms to Eletrobras and/or its subsidiaries, which would also have an adverse effect in relation to the activities and results of operations of Eletrobras.

This measure will ultimately come to meet a market expectation, in the sense that the Federal Government would authorize the extension of the concession agreements in force.

The extension of these agreements is an option to be exercised by the concessionaires and, in that context, Eletrobras and its affected subsidiaries have conducted legal and financial and economic analyses in order to assess their interest and to have the appropriate corporate bodies act on the matter.

It is in this context that the 160th Extraordinary General Meeting of Eletrobras was convened, in order to decide on the issue.

Market Announcement

It is important to note that the documents needed to support the discussions were produced and made available to the shareholders and the market. However, given the importance of the issue, it is convenient to make the following clarifications:

First, were it not for the possibility of extensions, the business derived from the exploitation of these assets, which constitute about 90% of assets in operation for transmission companies belong to Eletrobras subsidiaries and about 33% of its generation assets, would be concluded at the end of the contract period. In this scenario, the resulting effects on Eletrobras would be disastrous.

Additionally, Eletrobras believes that the rules for calculating the amount of indemnity are identical for both the possibility of extending their contracts and the possible scenario of non-renewal. The text of the Provisional Measure No. 579/12, includes the calculation rule of indemnity for new replacement value - VNR among the standards for assets to be auctioned and the rule of presumption of amortization of the existing transmission assets on May 30, 2000 among its General Provisions.

Likewise, the remuneration scheme for tariff and commercialization by quotas for the generation assets will be applied both to the case of extension, as in cases of termination of the concession with the new auction of the corresponding assets.

For the purposes of calculating the amount of indemnity, there is no difference between extending and not extending the contracts. Thus the difference resulting from the decision of not to extend will be the perception is the original revenue for the additional period, having as an offset the risk of failure in the future auction for the concession.

With regards to the difference between the book value of the affected assets and the amount of the indemnity applicable to them, it is important to note that, although Article 36 of Law No. 8.987/95 and the existing concession agreements provide for the indemnification of assets not amortized, there is no criteria for calculating the indemnity amount. As a result, Eletrobras, in order to prepare its financial statements, have adopted the criterion of net book value, which is supported by the the manual of accounting of ANEEL and by independent advice specifically designed for this purpose.

Such valuation criterion was adopted with the necessary rigor, having been the object of annual audits and verification measures. However, due to the absence of a methodology imposed by regulation or contract, this value was always clouded with uncertainty, as pointed out in the notes of its financial statements:

"NOTE 4 - ESTIMATES AND ACCOUNTING JUDGMENTS

Accounting estimates are those arising from the application of complex and subjective judgments, by the Management of the Company and its subsidiaries, as often due to the need to recognize significant impacts to adequately demonstrate the financial position and results of the entities. Accounting estimates become critical as it increases the number of variables and assumptions that affect the future condition of these uncertainties, making the judgments even more subjective and complex.

(...) the materialization over the book value of assets and liabilities and of results of operations are inherently uncertain, since judgment is used for this analysis.

Market Announcement

With regard to accounting estimates evaluated as the most critical, the Management of the Company and of its subsidiaries form their judgments about future events, variables and assumptions, as follows:

( )

II) Provision for impairment of long-lived assets - The Company's Management and its subsidiaries use variables and assumptions in test to determine the recovery of long-lived assets to determine the recoverable value of assets and impairment of recognition when necessary. This applies judgments based on historical experience in asset management, group of assets or cash-generating unit that might not be verified in the future, including as to the estimated economic useful life, which represents the practices determined by ANEEL applicable on assets linked to the granting of the public service of electricity, which can vary due to the periodic analysis of the economic useful life of goods, in effect. Various events inherently uncertain also impact on the determination of variables and assumptions used by our Management in determining the future discounted cash flows for recognition of impairment of long-lived assets. Among these events stand out maintenance of the levels of energy consumption, the growth rate of economic activity in the country, availability of hydro resources, in addition to those inherent from the termination of the concessions for the granting of the public service of electricity held by subsidiaries of Company, particularly as to the value of its reversion in the end of the concession period. In this regards, our Management adopted the premise of indemnity stipulated in the agreement, when applicable, by the net book value at the end of the concession period for generation, transmission and distribution of electricity activities.

(...)

IV) Basis of determining compensation by the grantor on public service concessions - The Company adopts the premise that the goods are reversible at the end of the concession contracts, with the right to receive full compensation from the grantor on investments not yet amortized . There is a discussion on legal and regulatory interpretation related to determining the amount to be compensated, with different interpretations. Based on the contractual provisions and interpretations of the applicable legislation and regulations, the Company, on the advice of independent legal counsel, has adopted the premise that it will be compensated by the net book value at the end of the concession.

( ). "

Pursuant to Provisional Measure No. 579/12, the NVR filled a gap by establishing the final method of valuing compensation for assets not yet amortized. This does not imply that the criteria adopted by Eletrobras were incorrect. The decision taken was justified to be reasoned performed robustly justified and should, however, given the defined criteria, be carried out making the necessary adjustments.

It should be emphasized that much of the difference between the values calculated by the methodology which was used up until the publication of Provisional Measure 579, and the methodology defined by the Provisional Measure refer to the non-consideration in the latter of engineering reinforcements and improvements, plus the presumption of depreciation of existing transmission assets in 02/05 /2000, pursuant to art. 15, paragraph 2 of Provisional Measure 579. However, on November 30, 2012, Provisional Measure 591/2012 was published, and it states that these assets should be indemnified. Although the recognized values have not yet been regulataed, the Measure assures significantly better conitions the the ones initially considered in the scenario of contract renewals.

Market Announcement

Finally, it is important to note that if it is decided at the General Meeting to extend their contracts, this decision will not impact the obligations assumed by Eletrobras and its subsidiaries, which will be honored according to the terms of the contracts.

Nor will such a decision result in an impediment to Eletrobras promoting new borrowings, as it is secured by its controlling shareholder offering guarantees to enable it to obtain favorable market conditions.

It is relevant to state that allowing the extension of the contracts will ensure another 30 years of Eletrobras having a significant stake in the national energy market. The history of Eletrobras is intertwined with the history of the electricity sector. Throughout its existence, Eletrobras has faced various challenges, and has successfully conducted its business. Eletrobras, on the grounds of the work done by its staff, expresses its confidence that it will face this new business environment and maintain the standard of excellence of its services and success over its 50 years.

Rio de Janeiro, November 30, 2012

     Armando Casado de Araujo
Chief Financial and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2012
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.